UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS
For the three and nine months ended September 30, 2026

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars)

	Notes	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$56,289	$117,528
Amounts receivable and prepaid expenses		10,241	4,482
Investments in marketable securities		14,809	8,750
Assets held for distribution	4	-	83,388
		81,339	214,148
Non-current assets
Other long-term assets and receivables		84,061	171,528
Mineral interests, property and equipment	5	1,647,540	1,347,672
Gold stream asset	6	12,022	-
Deferred income tax assets		-	12,412
Reclamation deposits	7	22,040	22,089
		1,765,663	1,553,701
Total assets		$1,847,002	$1,767,849

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	8	$67,613	$17,565
Loan payable	9	69,940	-
Lease obligations		534	366
Provision for reclamation liabilities	7	2,025	3,044
Liabilities held for distribution	4	-	19,908
		140,112	40,883
Non-current liabilities
Secured note liabilities	10	536,883	598,517
Deferred income tax liabilities		34,912	-
Lease obligations		552	1,073
Provision for reclamation liabilities	7	2,811	2,405
		575,158	601,995
Total liabilities		715,270	642,878

Shareholders’ equity	11	1,131,732	1,124,971
Total liabilities and shareholders’ equity		$1,847,002	$1,767,849
Subsequent events (Note 9), commitments and contingencies (Note 15)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars except common share and per common share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2026	2025	2026	2025
Gain on distribution of mineral properties	4	$-	-	$151,691	-
Remeasurement of secured notes	10	16,177	(20,033)	31,877	(23,871)
Corporate and administrative expenses	14	(5,833)	(4,671)	(21,915)	(13,980)
Foreign exchange gain (loss)		(765)	(12,607)	(17,778)	17,574
Remeasurement gain on loss of significant influence		-	-	7,333	-
Other income - flow-through shares	11	-	8,177	-	14,400
Interest income		532	1,518	2,617	3,750
Finance costs and other		269	(143)	(1,951)	(432)
Income (loss) before income taxes		10,380	(27,759)	151,874	(2,559)
Income tax expense		(3,677)	(4,511)	(34,312)	(6,831)
Net income (loss)		$6,703	$(32,270)	$117,562	$(9,390)

Other comprehensive income (loss)
Items that will not be reclassified to Net income or loss
Remeasurement of secured notes	10	$9,013	$25,893	$49,441	$(7,782)
Change in fair value of marketable securities		827	1,509	(2,349)	2,778
Tax impact		(2,488)	(7,193)	(13,315)	1,729
Total other comprehensive income (loss)		7,352	20,209	33,777	(3,275)
Total comprehensive income (loss)		$14,055	$(12,061)	$151,339	$(12,665)

Weighted average number of common shares outstanding
Basic	11	107,875,752	102,328,754	107,546,542	99,621,923
Diluted	11	108,640,450	102,328,754	108,315,603	99,621,923

Income (loss) per share
Basic	11	$0.06	$(0.32)	$1.09	$(0.09)
Diluted	11	$0.06	$(0.32)	$1.09	$(0.09)
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity (Unaudited, expressed in thousands of Canadian dollars except number of shares)

	Notes	Number of Shares	Share Capital	Stock-based Compensation Reserve	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (loss)	Total Equity
As at December 31, 2025		106,554,091	$1,377,773	$7,362	$39,484	$(271,062)	$(28,586)	$1,124,971
Share issuance:
Interest expense paid in shares	10	698,564	25,322	-	-	-	-	25,322
At-The-Market offering	11	759,222	36,560	-	-	-	-	36,560
RSUs/DSUs settled	11	67,976	860	(860)	-	-	-	-
Share issuance costs		-	(792)	-	-	-	-	(792)
Deferred tax on share issuance costs		-	213	-	-	-	-	213
Stock-based compensation	11	-	-	5,869	-	-	-	5,869
Other comprehensive income		-	-	-	-	-	33,777	33,777
Distribution of Courageous Lake net assets to shareholders	4	-	-	-	-	(211,750)	-	(211,750)
Net income		-	-	-	-	117,562	-	117,562
As at September 30, 2026		108,079,853	$1,439,936	$12,371	$39,484	$(365,250)	$5,191	$1,131,732
As at December 31, 2024		91,912,919	$1,051,755	$4,198	$39,484	$(217,890)	$(34,529)	$843,018
Share issuance:
Bought deal and private placement, net of costs		8,180,000	136,600	-	-	-	-	136,600
Private placement	11	1,380,000	29,026	-	-	-	-	29,026
Interest expense paid in shares	10	895,817	18,702	-	-	-	-	18,702
At-The-Market offering	11	1,439,499	38,314	-	-	-	-	38,314
RSUs/DSUs settled		34,000	578	(578)	-	-	-	-
Share issuance costs		-	(1,829)	-	-	-	-	(1,829)
Deferred tax on Share issuance costs		-	2,083	-	-	-	-	2,083
Stock-based compensation	11	-	-	3,520	-	-	-	3,520
Other comprehensive loss		-	-	-	-	-	(3,275)	(3,275)
Net loss		-	-	-	-	(9,390)	-	(9,390)
As at September 30, 2025		103,842,235	$1,275,229	$7,140	$39,484	$(227,280)	$(37,804)	$1,056,769
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC. Condensed Consolidated Interim Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Operating Activities
Net income (loss)	$6,703	$(32,270)	$117,562	$(9,390)
Adjustment for non-cash items:
Gain on distribution of mineral properties	-	-	(151,691)	-
Remeasurement (gain) loss on secured notes	(16,177)	20,033	(31,877)	23,871
Unrealized foreign exchange (gain) loss	925	13,143	19,366	(17,941)
Remeasurement gain on loss of significant influence	-		(7,333)	-
Other income - flow-through shares	-	(8,177)	-	(14,400)
Stock-based compensation	1,686	1,049	5,869	3,520
Income tax expense	3,677	4,511	34,312	6,831
Other non-cash items	(278)	(224)	355	1,052
Adjustment for cash items:
Environmental rehabilitation disbursements	(375)	(1,032)	(655)	(1,299)
Changes in working capital items:
Amounts receivable and prepaid expenses	683	(398)	638	242
Accounts payable and accrued liabilities	(1,619)	1,259	492	161
Net cash used in operating activities	(4,775)	(2,106)	(12,962)	(7,353)
Investing Activities
Mineral interests, property and equipment	(90,200)	(52,864)	(145,035)	(88,250)
Cash distributed related to the Courageous Lake spin-out	-	-	(10,000)	-
Payment to BC Hydro	-	-	-	(54,373)
Other	4	-	(220)	(466)
Net cash used in investing activities	(90,196)	(52,864)	(155,255)	(143,089)
Financing Activities
Proceeds from loan facility	69,940	-	69,940	-
Share issuance, net of costs	(24)	36,430	35,767	204,666
Payment of lease liabilities	(148)	(118)	(360)	(352)
Net cash from financing activities	69,768	36,312	105,347	204,314
Effects of exchange rate fluctuation on cash and cash equivalents	20	379	1,631	(583)
Increase (decrease) in cash and cash equivalents	(25,183)	(18,279)	(61,239)	53,289
Cash and cash equivalents, beginning of period	$81,472	$121,383	$117,528	$49,815
Cash and cash equivalents, end of period	$56,289	$103,104	$56,289	$103,104
The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

SEABRIDGE GOLD INC.
Notes to the condensed consolidated interim financial statements
As at and for the three and nine months ended September 30, 2026 and 2025
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, unless otherwise noted)
1. Reporting entity
Seabridge Gold Inc. comprises Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiaries, KSM Mining Inc., Seabridge Gold (Yukon) Inc., Seabridge Gold Corp., SnipGold Corp., and Snowstorm Exploration (LLC), and is a Company engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company was incorporated under the laws of British Columbia, Canada on September 14, 1979 and continued under the laws of Canada on October 31, 2002. Its common shares are listed on the Toronto Stock Exchange trading under the symbol “SEA” and on the New York Stock Exchange under the symbol “SA”. The Company is domiciled in Canada and the address of its registered office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5 and the address of its corporate office is 106 Front Street East, 4th Floor, Toronto, Ontario, Canada M5A 1E1.

On June 3, 2026, the Company completed the spin-out of its 100%-owned Courageous Lake Gold Project, located in the Northwest Territories of Canada, into a separate publicly listed company, Valor Gold Corp. (“Valor”). The transaction was completed through a plan of arrangement, pursuant to which the shares of the Company’s wholly-owned subsidiary, Seabridge Gold (NWT) Inc., which held the Courageous Lake Project, were transferred to Valor and Valor shares were distributed to Seabridge shareholders. The Company announced the spin-out in December 2025, and shareholders approved the transaction on May 22, 2026. As at December 31, 2025, the assets and liabilities associated with the Courageous Lake Project were classified as held for distribution in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. These assets and liabilities were derecognized upon completion of the transaction. Further details are provided in Note 4.

2. Basis of preparation
a)Statement of compliance
These unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these interim financial statements are consistent with those used in the Company's annual audited consolidated financial statements for the year ended December 31, 2025, except for the adoption of amendments to IFRS 9 “Financial Instruments” and IFRS 7 (Note 3) and the accounting policy adopted for the distribution of non-cash assets to shareholders (Note 4).

These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements. These condensed consolidated interim financial statements were authorized for issue by the Company’s board of directors on November 12, 2026.

b)Significant accounting judgments, estimates and assumptions

The preparation of these condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the condensed consolidated interim financial statements and reported amounts of income and expenses during the three and nine months ended September 30, 2026. The areas involving significant judgments, estimates and assumptions have been set out in Note 4 of the Company's annual audited consolidated financial statements for the year ended December 31, 2025.

Significant judgments, estimates and assumptions arising from the Valor spin-out transaction and the gold stream asset are described below.
The fair value of the net assets distributed to shareholders in connection with the distribution of Valor Gold Corp. shares on June 3, 2026 was determined using a market-based approach based on comparable transactions. Judgment was required in determining representative transactions to arrive at the estimated fair value. In making this estimate, management made certain assumptions about a market participant’s view of fair value based on the relative size, scale, stage and complexity of the Courageous Lake Project. The valuation incorporates significant unobservable inputs and is classified as a Level 3 fair value measurement within the fair value hierarchy.
The fair value of the gold stream asset (Note 6) was determined using a Monte Carlo valuation methodology. The inputs and assumptions used in determining the fair value were derived from observable market data where possible. Judgment was required in selecting the discount rate used to determine the fair value of the gold stream asset, and estimation uncertainty exists in the measurement of the gold stream asset at the initial recognition and at the period end. The valuation incorporates significant unobservable inputs and is classified as a Level 3 fair value measurement within the fair value hierarchy.
3. Material accounting policy information
a)Amended IFRS standard effective January 1, 2026
On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” and IFRS 7. The amendments include clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The application of these amendments did not have a material impact on the Company’s condensed consolidated interim financial statements.
b)Accounting pronouncements issued but not yet effective
On April 9, 2024, the IASB issued IFRS 18 “Presentation and Disclosure in the Financial Statements” (“IFRS 18”) replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 “Earnings per Share” were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual and interim reporting periods beginning on or after January 1, 2027, and is to be applied retrospectively, with early adoption permitted. The Company expects adoption to change the classification of income and expenses and introduce operating profit (loss) and profit (loss) before financing and income taxes subtotals in its statement of profit or loss. In the statement of cash flows, operating profit (loss) will become the starting point for determining cash flows from operating activities under the indirect method, and interest paid, including capitalized interest, will be reclassified from investing to financing activities. The Company does not currently use management-defined performance measures requiring disclosure under IFRS 18. Adoption is not expected to affect the recognition or measurement of amounts in the financial statements.
4. Completion of Valor Gold distribution
In 2002, the Company purchased a 100% interest in the Courageous Lake gold project from Newmont Canada Limited and Total Resources (Canada) Limited. The Courageous Lake gold project consists of mining leases located in the Northwest Territories of Canada.

On June 3, 2026, the Company completed the previously announced spin-out of the Courageous Lake Project through a plan of arrangement. Prior to completion of the arrangement, the Courageous Lake Project was held through Seabridge Gold (NWT) Inc., a wholly-owned subsidiary of the Company. Pursuant to the arrangement, the shares of Seabridge Gold (NWT) Inc. were transferred to Valor, resulting in Valor acquiring ownership of the Courageous Lake Project.
As part of the arrangement, Seabridge shareholders received 0.511 common shares of Valor for each common share of Seabridge held.
Immediately prior to completion of the arrangement, the Company acquired a gold stream interest on the Courageous Lake Project for $4.9 million. The gold stream asset is accounted for separately from the distribution and is discussed in Note 6. The fair value of the gold stream asset was determined using a Monte Carlo valuation methodology and was measured at $13.6 million on initial recognition. The difference between the $4.9 million paid for the gold stream asset prior to the distribution of Valor and the fair value determined using the Monte Carlo valuation methodology was recognized immediately on distribution of Valor and is included in the gain on distribution.
The transaction was accounted for in accordance with IFRIC 17, Distributions of Non-cash Assets to Owners.
The fair value of Valor Gold Corp. was determined using a market-based approach based on comparable market transactions for other projects of similar size, scale, stage and complexity to the Courageous Lake Project. The fair value of Valor at the date of distribution was determined to be $211.8 million, resulting in a gain on distribution of $151.7 million.
Upon completion of the arrangement, the Company derecognized the assets and liabilities associated with the Courageous Lake Project and recognized the following gain on distribution:

($000s)	June 3, 2026
Carrying value of Courageous Lake mineral interests	83,657
Carrying value of deferred tax liability	(19,998)
Cash distributed in connection with the distribution of Courageous Lake net assets to shareholders	10,000
Net assets distributed	73,659
Fair value of distribution to shareholders	211,750
Fair value of the gold stream asset	13,600
Gain on distribution of mineral properties	151,691

5. Mineral interests, property and equipment

($000s)	Mineral interests	Construction in progress [1]	Property & equipment	Right-of-use assets [2]	Total
Cost
As at January 1, 2025	802,590	277,979	175,722	2,728	1,259,019
Additions	104,751	77,174	45	565	182,535
Reclassification to assets held for distribution	(83,389)	-	-	-	(83,389)
As at December 31, 2025	823,952	355,153	175,767	3,293	1,358,165
Additions	113,014	188,734	489	300	302,537
Disposals	-	-	-	(293)	(293)
As at September 30, 2026	936,966	543,887	176,256	3,300	1,660,409
Accumulated Depreciation
As at January 1, 2025	-	-	6,192	1,403	7,595
Depreciation expense [3]	-	-	2,475	423	2,898
As at December 31, 2025	-	-	8,667	1,826	10,493
Depreciation expense [3]	-	-	2,133	243	2,376
As at September 30, 2026	-	-	10,800	2,069	12,869
Net Book Value
As at December 31, 2025	823,952	355,153	167,100	1,467	1,347,672
As at September 30, 2026	936,966	543,887	165,456	1,231	1,647,540
1.Additions during the current period include $86.2 million of BC Hydro Basic Transmission Extension ("BTE") costs, transferred from other long-term assets and receivables to construction in progress. In the third quarter of 2026, BC Hydro substantially completed the Treaty Creek Terminal and related interconnection work. The BTE costs are directly attributable to establishing the electrical connection for the Company's power infrastructure at the KSM Project.
2.Right-of-use assets consist of property and equipment related to assets leased and accounted for under IFRS 16
3.Depreciation expense related to camps, equipment, and right-of-use assets associated with the KSM construction is capitalized to construction in progress

Mineral interests, property and equipment additions by project are as follows.

($000s)	Balance at January 1, 2026	Additions					Balance at September 30, 2026
		Mineral interests	Construction in progress [1]	Property & equipment	Right-of-use assets	Total Additions
Additions
KSM	1,176,836	103,918	188,734	441	300	293,393	1,470,229
Bronson Corridor	101,001	6,115	-	48	-	6,163	107,164
Snowstorm	42,055	1,298	-	-	-	1,298	43,353
3 Aces	36,793	991	-	-	-	991	37,784
Other Mineral Properties	869	692	-	-	-	692	1,561
Corporate	611	-	-	-	-	-	611
Total	1,358,165	113,014	188,734	489	300	302,537	1,660,702
1.Additions during the current period include $86.2 million of BC Hydro BTE costs.

($000s)	Balance at January 1, 2025	Additions					Reclassification to assets held for distribution	Balance at December 31, 2025
		Mineral interests	Construction in progress	Property & equipment	Right-of-use assets	Total Additions
Additions
KSM	1,023,292	75,760	77,174	45	565	153,544	-	1,176,836
Courageous Lake	82,609	780	-	-	-	780	(83,389)	-
Bronson Corridor	81,140	19,861	-	-	-	19,861	-	101,001
Snowstorm	40,538	1,517	-	-	-	1,517	-	42,055
3 Aces	30,058	6,735	-	-	-	6,735	-	36,793
Other Mineral Properties	771	98	-	-	-	98	-	869
Corporate	611	-	-	-	-	-	-	611
Total	1,259,019	104,751	77,174	45	565	182,535	(83,389)	1,358,165
Continued exploration of the Company’s mineral properties is subject to certain lease payments, project holding costs, rental fees and filing fees.
6. Gold stream asset
On June 3, 2026, in connection with the completion of the Valor Gold spin-out transaction, the Company acquired a gold stream interest on the Courageous Lake Project pursuant to a Gold Purchase Agreement ("Agreement") with Valor Gold Corp.
Under the Agreement, the Company is required to purchase 10% of refined gold production from the Courageous Lake Project. Delivery and purchase commence upon the achievement of commercial production and are required for quarters in which the average quarterly gold price equals or exceeds US$4,000 per ounce. For each ounce delivered, the Company will pay US$4,000 per ounce. The Agreement has an initial term of 40 years and may be extended in accordance with its terms.
Immediately prior to completion of the arrangement, the Company acquired the gold stream asset for $4.9 million. The fair value of the gold stream asset at the date of distribution was determined using a Monte Carlo valuation methodology and was measured at $13.6 million on June 3, 2026. The Company concluded that the gold stream is a financial instrument within the scope of IFRS 9 and is measured at fair value through profit or loss, with fair value remeasured at each reporting period.
As at September 30, 2026, the gold stream asset was remeasured to an estimated fair value of $12.0 million, compared with $13.6 million at initial recognition on June 3, 2026. For the three months ended September 30, 2026, the Company recognized an unrealized fair value gain of $0.3 million. For the nine months ended September 30, 2026, the Company recognized an unrealized fair value loss of $1.9 million, partially offset by an unrealized foreign exchange gain of $0.3 million, resulting in a net decrease of $1.6 million. These amounts are recognized in the condensed consolidated statement of operations.
Significant valuation inputs include forecast gold production, future gold prices, long-term inflation rate assumptions, the contractual stream terms, the timing of expected cash flows and discount rates determined using weighted average cost of capital that incorporates the probability of the mine going into production. The valuation incorporates significant unobservable inputs and is classified as a Level 3 fair value measurement within the fair value hierarchy.
Significant assumptions and inputs used in the valuation were as follows:

Key inputs and assumptions	September 30, 2026	June 3, 2026
Forecast attributable production (thousands of ounces)	580	580
Expected production commencement	2033	2033
Gold spot price per ounce	$4,157	$4,437
Gold price volatility	17.8%	17.5%
Discount rate	39.5%	37.7%

Sensitivity Analysis:
For the fair value of the gold stream, reasonably possible changes at the reporting date to one of the significant inputs, holding other inputs constant, would have the following effects:

Key Inputs	Inter-relationship between significant inputs and fair value measurement	Increase (decrease) (millions)
Key observable inputs	The estimated fair value would increase (decrease) if:
•Long-term gold prices	•Future gold prices were 10% higher	$2.5
	•Future gold prices were 10% lower	$(2.3)
•Discount rates	•Discount rates were 10% higher	$(6.8)
	•Discount rates were 10% lower	$19.0
Key unobservable inputs
•Forecasted production	•Gold production volumes were 10% higher	$1.2
	•Gold production volumes were 10% lower	$(1.2)
7. Provision for reclamation liabilities
The provision for reclamation liabilities represents the estimated present value of future costs to rehabilitate disturbed areas and meet environmental closure obligations. As at September 30, 2026, the provision for reclamation liabilities amounted to $4.8 million (December 31, 2025 - $5.4 million), of which $2.0 million is classified as current and $2.8 million as long‑term.

The movements in the provision for reclamation liabilities during the nine months ended September 30, 2026 were as follows:

($000s)	September 30, 2026	September 30, 2025
Beginning of period	5,449	7,292
Reclamation expenditures	(655)	(1,299)
Accretion	41	115
End of period	4,836	6,108

The provision is measured using present value of future cash flows. The expected timing of cash outflows required to settle the obligations is over the next three years. The nominal discount rate used to calculate the present value of the reclamation obligations was 2.7% at September 30, 2026 (December 31, 2025 - 2.6%).

As at September 30, 2026, the Company has placed a total of $22.0 million (December 31, 2025 - $22.1 million) on deposit with financial institutions or with government regulators that are pledged as security against current and future reclamation liabilities. The deposits are recorded on the condensed consolidated interim statements of financial position as reclamation deposits. As at September 30, 2026, and December 31, 2025, the Company also had $10.0 million of uncollateralized surety bonds in support of environmental closure cost obligations related to KSM.
8. Accounts payable and accrued liabilities

($000s)	September 30, 2026	December 31, 2025
Trade payables	28,085	13,047
Trade accruals	38,600	2,939
Non-trade payables and other accrued liabilities	928	1,579
	67,613	17,565
Included in trade accruals at September 30, 2026 is $38.4 million related to the KSM Project, primarily for construction, development, engineering and feasibility study activities.
9. Loan facility
During the third quarter of 2026, the Company entered into an unsecured non-revolving loan agreement with a strategic investor providing for a loan facility of up to US$100.0 million. The facility bears interest at 7% per annum, is available through December 31, 2026 and may be used to fund the Company's working capital requirements and capital expenditures related to the KSM Project. Amounts drawn under the loan facility are due on or before December 31, 2026. Subject to the terms of the loan agreement, the Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof. Any issuance of common shares is subject to TSX approval and applicable TSX pricing requirements. The issue price of any shares cannot be lower than the minimum price permitted under TSX requirements and, in all cases, is determined based on the greater of 92.5% of the 20-day volume weighted average trading price and the minimum price permitted by the TSX. The number of shares issuable is further limited such that the lender and its affiliates cannot own more than 4.9% of the Company's outstanding common shares following the issuance. To the extent these requirements are not satisfied, settlement must be made in cash.
As at September 30, 2026, the Company had drawn $69.9 million (US$50.0 million) under the loan facility. On November 2, 2026, subsequent to quarter-end, the Company drew down the remaining US$50.0 million, fully utilizing the US$100.0 million facility.
10. Secured note liabilities
i.2022 Secured Note
Refer to Note 12 of the Company's December 31, 2025 consolidated financial statements for the terms of the 2022 Secured Note.
During the second quarter of 2026, the 2022 Secured Note agreement was amended, extending the Silver Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$247.1 million.
To satisfy the interest payment on the 2022 Secured Note, the Company issued 419,138 common shares, in respect of the interest incurred during the nine months ended September 30, 2026 (nine months ended September 30, 2025 - 771,648 common shares).

Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the Silver Financing Put would become exercisable on March 24, 2028.
Due to the expectation that the Silver Financing Put embedded within the 2022 Secured Note will be exercisable on March 24, 2028, the Company is required to record the present value of the contractual cash flows that will be payable, if such value exceeds the fair value of the 2022 Secured Note calculated using the discounted cash flow with a Monte Carlo simulation. As of September 30, 2026, the discounted value of the contractual cash flows related to the Silver Financing Put embedded within the 2022 Secured Note exceeded the fair value of the 2022 Secured Note leading the Company to record the higher amount. In contrast, as at December 31, 2025, the fair value of the 2022 Secured Note was higher than the discounted value of the Silver Financing Put's contractual cash flows.
During the three and nine months ended September 30, 2026, the carrying value of the 2022 Secured Note decreased by $18.1 million and $10.8 million, respectively (three and nine months ended September 30, 2025 - increased by $5.5 million and decreased by $3.7 million, respectively). The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	September 30, 2026	December 31, 2025
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price per ounce [1]	$60.73	$71.99
Royalty rate	75%	75%
Risk-free rate	5.6%	4.8%
Credit spread	6.0%	4.6%
Share price volatility	60%	60%
Silver royalty discount factor	16.9%	14.5%
1.The metal prices used in the model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The movements in the carrying value of the 2022 Secured Note during the three and nine months ended September 30, 2026 were as follows:

($000s)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Carrying value beginning of the period	341,608	304,508	334,330	313,766
Change in fair value (gain) loss through profit and loss	(22,373)	2,265	(2,719)	5,629
Change in fair value (gain) loss through other comprehensive income (loss)	3,760	(3,715)	(19,808)	962
Foreign currency translation (gain) loss	553	6,966	11,745	(10,332)
Total change in carrying value	(18,060)	5,516	(10,782)	(3,741)
Carrying value end of the period	323,548	310,025	323,548	310,025
Sensitivity Analysis:
As at September 30, 2026, the fair value of the 2022 Secured Note was recorded as the fair value of the Silver Financing Put, therefore the fair value is not sensitive to changes in silver price forward curve or the forecasted silver production. However, if the silver price forward curve or forecasted silver production were 38.0% higher, or the discount rate were 2.4% lower, the fair value of the 2022 Secured Note would exceed the fair value of the Silver Financing Put, and the higher fair value of the 2022 Secured Note would be recorded.

As at September 30, 2026, the fair value of the 2022 Secured Note would increase by $4.8 million if the discount rate was 1% lower and the fair value would decrease by $4.7 million if the discount rate was 1% higher.

ii. 2023 Secured Note
Refer to Note 12 of the Company's December 31, 2025 consolidated financial statements for the terms of the 2023 Secured Note.
During the second quarter of 2026, the 2023 Secured Note agreement was amended, extending the NSR Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$164.8 million.
To satisfy the interest payment on the 2023 Secured Note for the nine months ended September 30, 2026, the Company issued 279,426 common shares in settlement of interest incurred during the period. Interest incurred during the nine months ended September 30, 2025 was accrued as Deferred Interest. The Interest Deferral Amount was settled on December 29, 2025 through the issuance of 774,841 Seabridge common shares.
Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the NSR Financing Put would become exercisable on March 24, 2028.
Due to the expectation that the NSR Financing Put embedded within the 2023 Secured Note will be exercisable on March 24, 2028, the Company is required to record the present value of the contractual cash flows that will be payable, if such value exceeds the fair value of the 2023 Secured Note calculated using the discounted cash flow with a Monte Carlo simulation. As of September 30, 2026, the discounted value of the contractual cash flows related to the NSR Financing Put embedded within the 2023 Secured Note exceeded the fair value of the 2023 Secured Note leading the Company to record the higher amount. In contrast, as at December 31, 2025, the fair value of the 2023 Secured Note was higher than the discounted value of the NSR Financing Put's contractual cash flows.
During the three and nine months ended September 30, 2026, the carrying value of the 2023 Secured Note decreased by $6.1 million and $50.9 million, respectively (three and nine months ended September 30, 2025 - increased by $1.8 million and $24.3 million, respectively). The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	September 30, 2026	December 31, 2025
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metal spot prices [1]
Gold per ounce	$4,188.75	$4,307.95
Silver per ounce	$60.73	$71.99
Copper per pound	$6.54	$5.63
Molybdenum per pound	$33.57	$21.50
NSR Rate	1.25%	1.25%
Risk-free rate	5.6%	4.8%
Credit spread	6.0%	4.6%
Share price volatility	60%	60%
NSR royalty discount factor	16.9%	14.5%

1.The metal prices used in the model are based on the quoted forward prices where available and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.
The movements in the carrying value of the 2023 Secured Note during the three and nine months ended September 30, 2026 were as follows:

($000s)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Carrying value beginning of the period	219,466	271,346	264,187	248,786
Change in carrying value (gain) loss through profit and loss	6,196	17,768	(29,158)	25,114
Change in carrying value (gain) loss through other comprehensive income (loss)	(12,773)	(22,178)	(29,633)	6,820
Foreign currency translation (gain) loss	447	6,175	7,939	(7,609)
Total change in carrying value	(6,130)	1,765	(50,852)	24,325
Carrying value end of the period	213,335	273,111	213,335	273,111
Sensitivity Analysis:
As at September 30, 2026, the fair value of the 2023 Secured Note was recorded as the fair value of the NSR Financing Put, therefore the fair value is not sensitive to changes in metal prices forward curve or the forecasted metal production. However, if the metal price forward curve or forecasted metal production were 37.5% higher, or the discount rate were 2.2% lower, the fair value of the 2023 Secured Note would exceed the fair value of the NSR Financing Put, and the higher fair value of the 2023 Secured Note would be recorded.
As at September 30, 2026, the fair value of the 2023 Secured Note would increase by $3.5 million if the discount rate was 1% lower and the fair value would decrease by $3.5 million if the discount rate was 1% higher.

11. Shareholders’ equity
The Company is authorized to issue an unlimited number of preferred shares and common shares with no par value. No preferred shares have been issued or were outstanding at September 30, 2026 or December 31, 2025.
The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.
The properties in which the Company currently has an interest are in the pre-operating stage, as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company anticipates spending its existing working capital and raising additional amounts as needed.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2026. The Company considers its capital to be share capital, stock-based compensation, contributed surplus and deficit. The Company is not subject to externally imposed capital requirements.
a)Equity financing
During the first quarter of 2025, the Company established an At-The-Market ("ATM") equity program permitting the issuance of up to US$100 million of common shares from time to time. During the first quarter of 2026, the Company issued 759,222 common shares under the ATM program at an average selling price of $48.15 per share for net proceeds of $35.8 million, representing the remaining capacity available under the program.
During the nine months ended September 30, 2025, the Company issued 1,439,499 common shares under the ATM program at an average selling price of $26.62 per share for net proceeds of $37.5 million.
During the second quarter of 2025, the Company also issued 1,200,000 flow-through common shares at $25.38 per share for gross proceeds of $30.5 million. A flow-through premium liability of $6.2 million was recognized on issuance. During the nine months ended September 30, 2025, the Company incurred $30.5 million of qualifying exploration expenditures and recognized $6.2 million of the flow-through premium in other income.
On September 18, 2025, the Company issued 180,000 flow-through common shares at $33.52 per common share for aggregate gross proceeds of $6.0 million. The Company committed to renounce its ability to deduct qualifying exploration expenditures for the equivalent value of the gross proceeds of the flow-through financing and transfer the deductibility to the purchasers of the flow-through shares. The effective date of the renouncement was December 31, 2025. At the time of issuance of the flow-through shares, $1.3 million premium was recognized as a liability on the consolidated statements of financial position. By September 30, 2025, the Company had incurred $6.0 million of qualifying exploration expenditures and $1.3 million of the flow-through premium in other income.

b) Share-based payments
The Company provides share‑based compensation to officers and employees in the form of restricted share units (“RSUs”) and to the directors as deferred share units (“DSUs”) in accordance with the Seabridge Gold Inc. Restricted Share Unit and Deferred Share Unit Plan (the “Plan”). All awards granted under the Plan are equity‑settled and are accounted for in accordance with IFRS 2 – Share‑based Payment.
RSUs
RSUs are granted to employees and officers of the Company and vest in accordance with the vesting conditions specified in the applicable award agreements. RSUs may contain service‑based, performance‑based, and market‑based vesting conditions. Upon vesting, each RSU entitles the holder to receive one common share of the Company, net of any applicable withholding taxes. Unvested RSUs are forfeited if the vesting conditions are not satisfied.
DSUs
DSUs are granted to directors of the Company and vest in accordance with the terms of the applicable award agreements. DSUs are not payable until the holder ceases to provide services to the Company, after which the holder is entitled to receive one common share of the Company for each DSU held. DSUs do not carry voting rights, and dividend equivalents declared on the Company’s common shares are credited to the holder in the form of additional DSUs prior to settlement.

The following tables summarize the changes in RSUs and DSUs:

	RSUs	DSUs	Total
Outstanding balance January 1, 2026	888,896	82,900	971,796
Granted	45,519	3,651	49,170
Settled	(67,976)	-	(67,976)
Expired/forfeited	(9,505)	-	(9,505)
Outstanding balance September 30, 2026	856,934	86,551	943,485

	RSUs	DSUs	Total
Outstanding balance January 1, 2025	782,801	54,500	837,301
Granted	195,100	40,400	235,500
Settled	(80,173)	(12,000)	(92,173)
Expired/forfeited	(8,832)	-	(8,832)
Outstanding balance December 31, 2025	888,896	82,900	971,796
Fair value measurement and expense recognition
The grant‑date fair value of RSUs and DSUs is based on the quoted market price of the Company’s common shares on the grant date.
During the nine months ended September 30, 2026, the Company granted 9,200 RSUs with a weighted average grant-date fair value of $47.54 per unit. No DSUs were granted during the period. During the nine months ended September 30, 2025, the Company granted 10,000 DSUs with a weighted average grant-date fair value of $19.56 per unit. No RSUs were granted during the period.
During the second quarter of 2026, the Company granted 36,319 RSUs and 3,651 DSUs in connection with the completion of the Valor Gold Corp. spin-out transaction. The additional units were issued pursuant to the adjustment provisions of the Company's Plan to preserve the economic value of outstanding awards following the distribution of Valor shares to Seabridge shareholders. The adjustment was intended to place holders of outstanding RSUs and DSUs in a substantially equivalent economic position immediately before and after completion of the spin-out
For RSUs that include market‑based vesting conditions, the grant‑date fair value incorporates the effect of such conditions using an appropriate valuation methodology consistent with IFRS 2. Market‑based vesting conditions are not adjusted for actual outcomes and are reflected in compensation expense regardless of whether the market‑based conditions are ultimately satisfied.
For RSUs that include service‑based and non‑market performance vesting conditions, the grant‑date fair value is not adjusted for these conditions. Compensation expense for these awards is recognized over the applicable vesting period and is adjusted for actual forfeitures and the achievement of non‑market performance conditions.
The grant‑date fair value of DSUs is recognized as compensation expense over the applicable service period specified in the award agreement.
Share‑based compensation expense recognized in profit or loss was:

($000s)	Nine months ended September 30,
	2026	2025
RSUs	5,538	3,166
DSUs	331	355
	5,869	3,520

c) Basic and diluted net income per common share
Basic and diluted earnings attributable to common shareholders for the three and nine months ended September 30, 2026 were $6.7 million and $117.6 million, respectively (three and nine months ended September 30, 2025 - loss of $32.3 million and $9.4 million, respectively).
Net income per share has been calculated using the weighted average number of common shares and common share equivalents issued and outstanding during the period. Potentially dilutive instruments are included in diluted earnings per share using the treasury method when applicable. The following table details the weighted average number of outstanding common shares for the purpose of computing basic and diluted income (loss) per common share for the following periods:

(Number of common shares)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Basic weighted average shares outstanding	107,875,752	102,328,754	107,546,542	99,621,923
Weighted average shares dilution adjustments
Restricted share units	719,026	-	722,392	-
Deferred share units	45,671	-	46,669	-
Diluted weighted average shares outstanding	108,640,450	102,328,754	108,315,603	99,621,923

12. Cash flow items
Adjustment for other non-cash items within operating activities:

($000s)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Loss from investment in associate	-	97	-	295
Remeasurement of Gold Stream	(280)	-	1,899	-
Depreciation	8	19	46	59
Finance costs, net	14	39	41	115
Effects of exchange rate fluctuation on cash and cash equivalents	(20)	(379)	(1,631)	583
	(278)	(224)	355	1,052
13. Fair value of financial assets and liabilities
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.
Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2: Inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, volatility measurements used to value option contracts and observable credit default swap spreads to adjust for credit risk where appropriate), or inputs that are derived principally from or corroborated by observable market data or other means.
Level 3: Inputs are unobservable (supported by little or no market activity).
The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

During the second quarter of 2026, the Company determined the fair value of the Valor distribution at $211.8 million. The fair value measurement was classified as Level 3 within the fair value hierarchy due to the use of significant unobservable inputs. The valuation was determined using a market-based approach based on comparable market transactions involving projects of similar size, scale, stage and complexity to the Courageous Lake Project.
The Company’s financial assets and liabilities measured at fair value were as follows:

($000s)	September 30, 2026
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Investment in marketable securities	14,809	14,809	-	-	14,809
Gold stream asset	12,022	-	-	12,022	12,022
	26,831	14,809	-	12,022	26,831
Liabilities
Secured note liabilities	536,883	-	-	536,883	536,883

($000s)	December 31, 2025
	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Investment in marketable securities	8,750	8,750	-	-	8,750
Liabilities
Secured note liabilities	598,517	-	-	598,517	598,517
The following table summarizes the changes in the carrying amount of the Level 3 gold stream asset during the nine months ended September 30, 2026:

($000s)	September 30, 2026
Initial recognition	13,600
Fair value gain (loss) recognized in profit or loss	(1,578)
Fair value end of the period	12,022
The carrying values of cash and cash equivalents, receivables included in amounts receivable and prepaid expenses, accounts payable and accrued liabilities, and the loan facility approximate their fair values due to the short-term maturity of these financial instruments.
The Company’s financial risk exposures and the impact on the Company’s financial instruments are summarized below:
Credit Risk
The Company’s credit risk is primarily attributable to short-term deposits, receivables included in amounts receivable and prepaid expenses. The Company has no significant concentration of credit risk arising from operations. The short-term deposits consist of Canadian Schedule I bank guaranteed notes, with terms up to one year but are cashable in whole or in part with interest at any time to maturity, for which management believes the risk of loss to be remote. Management believes that the risk of loss with respect to financial instruments included in amounts receivable and prepaid expenses to be remote.

Liquidity Risk
As at September 30, 2026, the Company had cash and cash equivalents of $56.3 million (December 31, 2025 - $117.5 million) and current financial liabilities of $138.1 million (December 31, 2025 - $17.9 million). Except for the secured note liabilities, the loan facility, lease obligations and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company’s approach to managing liquidity risk is to maintain sufficient cash resources and access to financing to meet obligations as they become due, which includes reducing or deferring non-discretionary expenditures if required, including early works and other activities necessary to advance the KSM project, and other discretionary activities at the Company’s exploration projects
In the third quarter of 2026, the Company entered into a US$100.0 million loan facility, of which US$50.0 million was drawn at September 30, 2026 and an additional US$50 million was drawn subsequent to the quarter-end on November 2, 2026 (Note 9). Amounts drawn under the loan facility are due on or before December 31, 2026. Subject to the terms of the loan agreement, the Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof. Any issuance of common shares is subject to TSX approval and applicable TSX pricing requirements. The issue price of any shares cannot be lower than the minimum price permitted under TSX requirements and, in all cases, is determined based on the greater of 92.5% of the 20-day volume weighted average trading price and the minimum price permitted by the TSX. The number of shares issuable is further limited such that the lender and its affiliates cannot own more than 4.9% of the Company's outstanding common shares following the issuance. To the extent these requirements are not satisfied, settlement must be made in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the shareholdings of the loan facility holder at the date of settlement.
With respect to the secured notes (Note 10), and following an amendment to the secured note liabilities during the second quarter of 2026, as at September 30, 2026, the Company has assessed that the Silver and NSR Financing Puts (“Financing Puts”) are expected to become exercisable on March 24, 2028, and are not exercisable prior to that date. If exercised, the Company would be required to pay US$247.1 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$164.8 million, plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to settle amounts due on exercise of the Financing Puts through the issuance of common shares, subject to ownership limitations, or in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the noteholder’s shareholdings at the date of settlement. As the Financing Puts are not exercisable until March 2028, the Company expects the Financing Puts will become exercisable at that time and no determination regarding the settlement method has been made as at September 30, 2026.
The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the condensed consolidated interim statements of financial position.

($000s)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	20,814	41,629	41,629	219,476	323,548
2023 Secured Note including interest	13,876	27,752	27,752	143,956	213,336
Lease obligation	227	1,043	435	396	2,101
Loan payable	71,348	-	-	-	71,348
	106,265	70,424	69,816	363,828	610,333
If the Company is unable to settle all or a portion of the amounts payable for the loan facility or the Secured Notes in shares, the Company would be required to seek external sources of financing to fund any payments due, such as obtaining replacement royalty arrangements or raising additional capital, which would be subject to market conditions that are outside the Company’s control. The significant judgments relate to the availability and timing of external funding on acceptable terms, the effect of the Company’s share price, the effect of foreign exchange rates, applicable approval and ownership limitations on its ability to settle the loan facility or Secured Notes in common shares, and management’s ability to reduce or defer discretionary expenditures as necessary.

Market Risk
(a) Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The secured note liabilities (Note 10) bear interest at a fixed rate of 6.5% per annum and the loan facility (Note 9) bears interest at a fixed rate of 7% per annum. The Company’s current policy is to invest excess cash in Canadian bank guaranteed notes (short-term deposits). The short-term deposits can be cashed in at any time and can be reinvested if interest rates rise.
(b) Foreign Currency Risk
The Company’s functional currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The secured note liabilities, the loan facility and the related interest payments are denominated in US dollars. The Company has the option to pay interest on the secured notes in either in cash or in shares while interest on the loan facility is accrued. The Company also funds certain operations, exploration and administrative expenses in the United States on a cash call basis using US dollar cash on hand or converted from its Canadian dollar cash. Management believes the foreign exchange risk derived from currency conversions is not significant to its operations and has not entered into any foreign exchange hedges. As at September 30, 2026, the Company had cash and cash equivalents, reclamation deposits, gold stream asset, accounts payable, the loan facility and secured notes that are in US dollars.
(c) Investment Risk
The Company has investments in other publicly listed exploration companies, including an equity investment in Paramount Nevada Gold, which are classified as investments in marketable securities. These shares were received primarily as option payments in connection with certain exploration properties the Company owns or has sold. In addition, the Company holds $8.4 million in a gold exchange-traded receipt, which is also recorded as an investment in marketable securities on the condensed consolidated interim statements of financial position. These investments are subject to a high degree of risk due to their nature; however, the related carrying amounts are not considered significant to the Company.
14. Corporate and administrative expenses

($000s)		Three months ended September 30,		Nine months ended September 30,
	Note	2026	2025	2026	2025
Employee compensation		1,458	1,412	5,361	4,827
Stock-based compensation	11	1,686	1,049	5,869	3,520
Professional fees		1,163	924	2,520	1,985
Other general and administrative		1,526	1,286	3,528	3,648
Expenses related to assets held for distribution			-	4,637	-
		5,833	4,671	21,915	13,980
During the nine months ended September 30, 2026, the Company incurred $4.6 million of costs related to the spin-out transaction.

15. Commitments and contingencies

	Payments due by years
($000s)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note – interest	114,009	5,204	41,629	41,629	25,547
2023 Secured Note – interest	76,005	3,469	27,752	27,752	17,032
Capital expenditure commitments	25,230	25,230	-	-	-
Loan payable	71,348	71,348	-	-	-
Mineral interests	8,356	200	2,106	2,373	3,677
Lease obligation	2,101	227	1,043	435	396
	297,049	105,678	72,530	72,189	46,652
Prior to maturity, the 2022 Secured Note and the 2023 Secured Note bear interest at 6.5% per annum, or US$14.6 million and US$9.8 million per annum, respectively. Interest is payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares, subject to certain limitations described in Note 10. To date, the Company has elected to deliver common shares.